THE LIFE INSURANCE COMPANY OF VIRGINIA
                            DISABILITY BENEFIT RIDER

This rider provides benefits while the Insured is totally disabled. However, it will not provide any benefits until after six months of continuous total disability.

During the Continuation Period, on each Monthly Anniversary Day while the Insured is totally disabled, we will credit to this Policy a premium equal to the greater of the monthly deductions or the amount by which the Continuation Amount for the current Policy Month exceeds the Continuation Amount for the preceding Policy Month.

After the Continuation Period, on each Monthly Anniversary Day while the Insured is totally disabled, we will waive the monthly deductions due under this Policy, including the monthly costs of any benefits provided by rider.

After we receive proof the Insured has been continuously totally disabled for six months, we will make benefits effective from the commencement of total disability.

Coverage will continue during any period for which benefits are provided under this rider.

The total disability must start while this rider is in effect. It also must start before the policy anniversary nearest the Insured's 65th birthday.

We will not waive any deduction due on or after the policy anniversary nearest the Insured's 65th birthday, except as provided below.

If the Insured is totally disabled and monthly deductions are being waived, this Policy will not lapse solely because the Account Value becomes less than the surrender charge.

When this Rider is Effective
Coverage provided as a result of the original application for this rider goes into effect on the Policy Date unless another effective date is shown in the policy data pages.

If you increase the Specified Amount under the Policy, the coverage under this rider will increase at the same time. Coverage under this rider will end:

             o on the policy anniversary nearest the Insured's 65th birthday; or

             o if the grace period ends without sufficient premium being paid;
               or

             o if the Policy is surrendered; or if you send a written request to end the rider; or

             o if the Policy ends.




Any monthly deduction due on or after the policy anniversary nearest the Insured's 65th birthday will be waived only if on that date the Insured:

             o is totally disabled; and
               has been continuously totally disabled during the previous five years; and

             o was entitled to benefits under this rider.

Totally Disabled
The Insured will be considered totally disabled if the total disability:

             o results from bodily injury or disease; and

             o continues uninterrupted for at least six months; and

             o during its first two years causes the Insured to be unable to perform the substantial duties of his or her regular occupation; and

             o after its first two years causes the Insured to be unable to perform the substantial duties of any and every occupation or work for pay or profit for which he or she is qualified by education, training or experience.

Any of the following are presumed to cause the Insured to be totally disabled:

              o The entire, irrevocable loss of sight of both eyes.
              o The loss of use of both hands.
              o The loss of use of both feet.
              o The loss of use of one hand and one foot.

The loss must occur after this rider goes into effect.

Exceptions
This rider will not provide any benefits if total disability results from:

              o an intentionally self-inflicted injury, while sane or insane; or

              o an injury that occurred or disease that first became manifest before this rider went into effect; or with respect to increases in coverage, injury that occurred or disease that first became manifest before the increase went into effect; or

              o war, whether or not declared, or any act of war, or
                participation in an insurrection; or

              o service in any armed force engaged in a military conflict.

Limits on Contesting this Rider
With respect to coverage originally provided by this rider on its effective date, we will not contest this rider after it has been in effect for two years during the Insured's life and without the start of total disability. With respect to increases in coverage due to increases in the Specified Amount under the Policy, we will not contest an increase in coverage under this rider after the increase has been in effect for two years during the Insured's life and without the start of total disability.



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Claiming Benefits Under this Rider
Send us written notice and proof of the Insured's total disability. We must receive proof of claim while the Insured is alive and totally disabled. If this cannot be done, we will not reduce or deny the claim if we receive notice and proof as soon as reasonably possible. We will not waive any Continuation Amount or monthly deduction due prior to the 12 months before we receive notice of disability, unless it was not reasonably possible to send notice sooner.

We require that proof of continuing total disability be given to us periodically. We will not require proof more than once a year after total disability has continued for two years. If the insured fails to give required proof, we will not waive any future Continuation Amounts or monthly deductions.

Cost of this Rider
This rider is issued in consideration of the application and the inclusion of the monthly cost of disability benefit in the policy's monthly deduction.
The monthly cost of disability benefit is (1) multiplied by (2), where:

   (1) isthe disability percentage rate; and
   (2) is the cost of insurance for the month.

The disability percentage rates are shown in the Table of Guaranteed Maximum Insurance Rates in the policy data pages. The cost of insurance is the cost of insurance for the Policy plus the cost of insurance for any rider insuring an additional life.

This rider is subject to the provisions of the Policy.

For The Life Insurance Company of Virginia,


                                       /s/PAUL E. RUTLEDGE III
                                       ----------------------------
                                       President